

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Howard Gostfrand
Chief Executive Officer
OpenLocker Holdings, Inc.
1700 Palm Beach Lakes Blvd., Suite 820
West Palm Beach, FL 33401

   Re: OpenLocker Holdings, Inc.
     Form 10-K for Fiscal Year Ended July 31, 2022
     Form 10-K for Fiscal Year Ended July 31, 2023
     Form 10-Q for Fiscal Quarter Ended October 31, 2023
     File No. 000-24520

Dear Howard Gostfrand:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Crypto Assets

cc: Laura Anthony